Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

ImmunoPrecise Antibodies Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of ImmunoPrecise Antibodies Ltd. (a British Columbia limited company) and subsidiaries (the “Company”) as of April 30, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023 and 2022, and the results of its operations and its cash flows for of the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since its inception, including $26.6 million for the year ended April 30, 2023, and as of that date, the Company had $8.3 million in cash on hand. Further, the Company believes it will need additional capital to finance its operations and strategic goals. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Houston, Texas

July 10, 2023

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2023 $	April 30, 2022 $
ASSETS
Current assets
Cash	16	8,280	29,965
Amounts receivable, net	16	3,247	2,503
Sales tax receivable		358	277
Income taxes receivable		178	—
Inventory	17	2,060	1,615
Unbilled revenue		632	629
Prepaid expenses		2,037	2,481
		16,792	37,470
Restricted cash		86	82
Deposit on equipment		332	369
Investment at fair value through profit and loss		115	142
Property and equipment	7, 11	10,392	3,559
Intangible assets	8	30,925	32,390
Goodwill	9	19,171	19,635
Total assets		77,813	93,647
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14, 16	3,386	4,768
Sales tax payable		2	31
Deferred revenue		977	1,034
Income taxes payable		—	420
Convertible debentures – liability component	8	—	1,312
Leases	11	1,116	987
Deferred acquisition payments	6	439	740
		5,920	9,292
Leases	11	6,151	468
Deferred acquisition payments	6	278	497
Deferred income tax liability	22	7,661	8,105
Total liabilities		20,010	18,362
SHAREHOLDERS' EQUITY
Share capital	12	117,470	114,559
Convertible debentures – equity component	10	—	103
Contributed surplus	12	10,796	9,630
Accumulated other comprehensive income (loss)		2,625	(2,479)
Accumulated deficit		(73,088)	(46,528)
		57,803	75,285
Total liabilities and shareholders’ equity		77,813	93,647

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on July 6, 2023

“James Kuo” Director “Greg Smith” Director

		Year ended April 30,	Year ended April 30,
(in thousands, except share data)	Note	2023 $	2022 $
REVENUE		20,665	19,364
COST OF SALES		9,102	8,381
GROSS PROFIT		11,563	10,983
EXPENSES
Research and development		12,280	7,663
Sales and marketing		3,608	2,678
General and administrative		19,812	15,377
Amortization of intangible assets	8	4,414	2,013
		40,114	27,731
Loss before other income (expenses) and income taxes		(28,551)	(16,748)
OTHER INCOME (EXPENSES)
Accretion	6, 10	(30)	(85)
Grant and subsidy income	19	332	75
Interest and other income		270	279
Unrealized foreign exchange gain		227	631
		799	900
Loss before income taxes		(27,752)	(15,848)
Income taxes	22	1,192	(861)
NET LOSS FOR THE PERIOD		(26,560)	(16,709)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		5,104	(1,792)
COMPREHENSIVE LOSS FOR THE PERIOD		(21,456)	(18,501)
LOSS PER SHARE – BASIC AND DILUTED		(1.07)	(0.85)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		24,897,185	19,688,487

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	188,000	1,013	—	(401)	—	—	612
Shares issued pursuant to warrant exercise	925,076	3,491	—	(253)	—	—	3,238
Shares issued pursuant to conversion of convertible debentures	75,292	328	(24)	—	—	—	304
Shares issued pursuant to acquisition of BioStrand	4,077,774	29,122	—	—	—	—	29,122
Share-based payments	—	—	—	3,083	—	—	3,083
Comprehensive loss for the period	—	—	—	—	(1,792)	(16,709)	(18,501)
Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	263,537	1,493	—	(777)	—	—	716
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based payments	—	—	—	1,943	—	—	1,943
Comprehensive income (loss) for the period	—	—	—	—	5,104	(26,560)	(21,456)
Balance, April 30, 2023	25,050,260	117,470	—	10,796	2,625	(73,088)	57,803

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

(in thousands)	Note	2023 $	2022 $
Operating activities:
Net loss for the period		(26,560)	(16,709)
Items not affecting cash:
Accretion	6, 10	30	85
Amortization and depreciation	7, 8, 11, 20	6,685	3,769
Asset impairment	11	2,460	167
Deferred income taxes	22	(926)	(336)
Foreign exchange		(146)	(519)
Gain on investment		(43)	(43)
Share-based payments	10, 11	1,943	3,083
		(16,557)	(10,503)
Changes in non-cash working capital related to operations:
Amounts receivable	16	(561)	163
Inventory	17	(185)	(501)
Unbilled revenue		21	91
Prepaid expenses		90	(772)
Accounts payable and accrued liabilities	14, 16	(1,665)	1,462
Sales and income taxes payable and receivable		(896)	152
Deferred revenue		(80)	(13)
Net cash used in operating activities		(19,833)	(9,921)
Investing activities:
Purchase of equipment	7	(1,495)	(1,066)
Security deposit on leases		40	(259)
Acquisition of BioStrand	6	—	(3,692)
Purchase of customer list		—	(191)
Deferred acquisition payments	6	(592)	—
Sale of QVQ Holdings BV shares		80	—
Net cash used in investing activities		(1,967)	(5,208)
Financing activities:
Proceeds from share issuance, net of transaction costs	12	716	3,850
Share issue cost pursuant to the acquisition of BioStrand		—	(5)
Repayment of leases	11	(1,337)	(962)
Net cash used in financing activities		(621)	2,883
Decrease in cash during the period		(22,421)	(12,246)
Foreign exchange		740	455
Cash – beginning of the period		30,047	41,838
Cash – end of the period		8,366	30,047
Cash is comprised of:
Cash		8,280	29,965
Restricted cash		86	82
		8,366	30,047
Cash paid for interest		263	38
Cash paid for income tax		591	1,185

Supplemental cash flow information (Note 21)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $26.6 million for the year ended April 30, 2023, and has accumulated a deficit of $73.1 million as of April 30, 2023. The Company had $8.4 million cash on hand as of April 30, 2023. The Company expects its cash on hand as of April 30, 2023 will be insufficient to fund the Company’s operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Compnay will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and include the significant accounting policies as described in Note 3.

These consolidated financial statements were approved by the Board of Directors.

(b)
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

(c)
Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - April 30, 2023 and 2022	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of businesses are accounted for using the acquisition model. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Revenue recognition

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies: Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

• The control over the product has been transferred to the customer; and

• The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue:

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized over time when the key milestones contained within the contract are satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized when the customers are satisfied with the service at the end of the contract and control of the product has been transferred to the customer.

Unbilled revenue and deferred revenue:

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Cost of sales:

Cost of sales includes materials, direct labor, and allocation of overhead including depreciation of lab equipment.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Financial instruments

Recognition and Classification

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Classification and measurement IFRS 9
Cash	Amortized cost
Amounts receivable	Amortized cost
Investment	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible Debentures	Amortized cost
Deferred acquisition payments	Amortized cost

Measurement

Financial assets and liabilities at FVTPL:

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Financial assets at FVTOCI:

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost:

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost:

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

Irrespective of the preceding policy, the Company always measures the loss allowance of trade receivables at an amount equal to the lifetime expected credit losses.

The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Derecognition

Financial assets:

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities:

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in profit or loss.

Government assistance

The Company periodically applies for financial assistance under available government incentive programs. Government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Government assistance relating to research and development expenditures is recorded as a reduction of current year's expenses when the related expenditures are incurred.

Government grant

The Company periodically applies for financial assistance under available government incentive programs. The grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. All funds received as part of the grant or subsidies are reflected in grant and subsidy income.

Inventory

Inventory consists of supplies, parts and antibodies and is valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method over the following terms:

Asset	Basis	Term
Lab equipment	Straight line	5 years
Furniture and equipment	Straight line	5 years
Computer hardware	Straight line	2 years
Computer software	Straight line	1 year
Building	Straight line	Remaining term of the property lease
Automobile	Straight line	Remaining term of the automobile lease
Leasehold improvements	Straight line	Shorter of useful life and remaining term of the lease plus the first renewal option

The Company evaluates equipment and leasehold improvements for indications of impairment at the end of each reporting period. Impairment losses are immediately recognized in profit and loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Amortization for intangible assets with finite lives is provided over the following terms:

Asset	Basis	Term
Internally generated development costs	Straight line	5 years
Intellectual property	Straight line	10 - 15 years
Proprietary processes	Straight line	5 years
Certifications	Straight line	1 year
Customer list	Straight line	2 years

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization and an impairment test is performed annually or as events occur that could indicate impairment.

Goodwill is reported at cost less any impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). To test for impairment, goodwill is allocated to each of the Company’s CGUs, groups of CGUs, or an operating segment expected to benefit from the acquisition. Goodwill is tested by combining the carrying amounts of equipment and leasehold improvements, intangible assets and goodwill and comparing this to the recoverable amount. Fair value less costs of disposal is price to be received in an orderly transaction between market participants. Value in use is assessed using the present value of the expected future cash flows. Any excess of the carrying amount over the recoverable amount is recorded as impairment. Impairment charges, which are not tax affected, are recognized in profit or loss and are not reversed.

During the year ended April 30, 2023, the Company recorded an impairment charge of $2.5 million related to the BioStrand CGU. See Note 9 for more information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal or the value in use. Value in use is determined by the present value of the future cash flows from the asset. If the recoverable amount is less than the carrying amount, then there is impairment. Where an impairment loss exists, the portion of the carrying amount exceeding the recoverable amount is recorded as an expense immediately. Assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstance indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. The reversal is recognized in profit or loss immediately.

Income taxes

Income taxes are recognized in the statement of comprehensive income (loss), except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or loss or equity, as applicable, in the period of substantive enactment. Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Investment tax credits (“ITCs”) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current income taxes payable.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The liabilities for leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Research and development

Research and development cost is charged to the income statement in the period in which it is incurred. Property, plant and equipment used for research and development is capitalized and depreciated in accordance with the equipment and leasehold improvements policy.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. The Company's common shares are classified as equity instruments.

Proceeds from unit placements are allocated between common shares and warrants issued based on the residual value method, with the common shares being valued first.

Share issuance costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

4.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The Company adopted this standard effective May 1, 2022. The adoption of the amendment to IAS 37 did not have an impact on the Company’s consolidated financial statements for the year ended April 30, 2023.

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025.

5.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised.

Judgements

Business combinations

Acquisitions of a business are accounted for as a business combination if the assets acquired and liabilities assumed constitute a business in accordance with IFRS 3. Judgement is required to determine if the transaction meets the definition of a business combination.

During the year ended April 30, 2022, the Company acquired all the issued and outstanding shares of Idea Family BV, BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), as detailed in Note 6. Management concluded that BioStrand met the definition of a business, and accounted for the transaction as a business combination.

The acquisition of BioStrand includes potential future earn-out payments dependent on the future profitability of the business. Judgement was required to determine whether the payments constitute an exchange for the business or are transactions separate from the business combination. The potential future earn-out payments to the selling shareholders of BioStrand will be accounted for separate from the business combination (see Note 18).

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). Management applies judgement to determine CGUs. Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to three different CGUs, the Company’s Oss and Utrecht locations at IPA Europe, and BioStrand. The goodwill allocated to Oss, Utrecht, and BioStrand was $3.1 million, $4.7 million and $11.4 million, respectively, as at April 30, 2023. The goodwill allcoated to BioStrand includes an impairment charge during the year ended April 30, 2023 of $2.5 million (see Note 9).

Estimates

Business combinations

At acquisition date, the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair value. Goodwill is measured as the excess of the consideration transferred over the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Estimates are required to determine the fair value of assets acquired and liabilities assumed, and estimated fair values may vary from prices that would be achieved in an arm’s length transaction at the acquisition date (see Note 6).

Impairment of long-lived assets

The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period for the Company's Utrecht and Oss locations, and an eight-year period for BioStrand. The projections are based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2023 and identified impairment of the BioStrand CGU. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. See Note 9 for details on the weighted average cost of capital used in the assesments of the three CGUs.

Useful life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that the actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods (see Note 8).

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit and loss over the vesting period. The Company makes assumptions to determine the estimated forfeiture rate of the share options, and these estimates are reviewed at the end of each reporting period. Changes to these estimates may affect contributed surplus and net income (loss) (see Note 12).

Reclassification

For the period ended October 31, 2022, the Company changed the presentation of its expense analysis from the nature of expense method to the function of expense method. In accordance with IAS 1, the Company reclassified comparative amounts beginning with the period started May 1, 2021. The reclassification is intended to provide more relevant information about the activities of separate functions at the Company, along with increased comparability to industry peers.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

6.
ACQUISITION OF BIOSTRAND

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand B.V., BioKey B.V., BioClue B.V. and Idea Family B.V. (collectively “BioStrand”) on terms as follows:

€2.7 million (CAD $3.7 million) was paid in cash on closing;

4,077,774 common shares of the Company were issued on closing;

Deferred cash payment of €0.5 million (CAD $0.7 million) to be paid 90 days subsequent to closing; and

Deferred cash payment of €0.5 million (CAD $0.6 million) to be paid over 3 years on the anniversary of the closing date.

BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.

The transaction was accounted for as a business combination, as the operations of BioStrand meet the definition of a business. As the transaction was accounted for as a business combination, legal and consulting costs of $0.7 million and $0.1 million, respectively, were expensed during the year ended April 30, 2022. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets will represent the sales growth potential and assembled workforce of BioStrand.

During the three months ended July 31, 2022, the Company recorded the right-of-use assets and lease liabilities in connection with building and vehicle leases at BioStrand. During the three months ended October 31, 2022, the Company adjusted goodwill upon the finalization of the deferred cash payment paid 90 days subsequent to closing. Both adjustments occurred during the measurement period and were applied retrospectively. The Company has allocated the purchase price as follows:

(in thousands)	$
Cash	4,985
Common shares of the Company	29,126
Fair value of consideration	34,111

Cash	36
Amounts receivable	80
Unbilled revenue	8
Equipment and right-of-use assets	247
Intellectual property (not deductible for tax purposes)	28,459
Proprietary processes (not deductible for tax purposes)	391
Goodwill (not deductible for tax purposes)	12,658
Accounts payable and accrued liabilities assumed	(342)
Deferred revenue	9
Leases	(223)
Deferred income tax liability	(7,212)
34,111

The intellectual property assets are primarily comprised of acquired technology assets that are expected to have a useful life of 15 years.

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the closing stock price at` the date of the acquisition. The common shares are subject to an escrow agreement, and will be released to the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The operating results for BioStrand have been recognized in the consolidated statement of comprehensive loss beginning on April 13, 2022, the effective date of control. During the year ended April 30, 2022, the Company recorded a net loss of $0.2 million related to BioStrand.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

The deferred cash payments of €1.0 million was fair valued on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the years ended April 30, 2023 and 2022 are as follows:

(in thousands)	$
Balance, April 30, 2021	—
Amount at date of acquisition	1,317
Foreign exchange	(12)
Balance, April 30, 2022	1,305
Foreign exchange	45
Accretion	27
Working capital adjustment	(68)
Deferred acquisition payment	(592)
Balance, April 30, 2023	717
Less: Current portion	(439)
Non-current portion	278

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 18).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

7.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	—	8,406
Additions	39	3	—	311	1	—	991	138	1,483
Acquisition of BioStrand	24	—	—	69	152	—	—	—	245
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Lease modification	—	—	—	(22)	—	—	—	—	(22)
Subsidy reimbursement	—	—	—	—	—	—	(106)	—	(106)
Asset impairment	—	—	—	(363)	—	—	—	—	(363)
Foreign exchange	(2)	1	(2)	(139)	(8)	—	(261)	—	(411)
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	138	—	—	7,593	—	101	1,064	28	8,924
Completion of work-in-process	—	—	—	—	—	166	—	(166)	—
Disposals	(3)	—	—	(1,290)	(95)	—	(700)	—	(2,088)
Foreign exchange	17	18	3	196	23	6	437	—	700
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	—	16,742

Accumulated Depreciation:
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	—	4,382
Depreciation	31	6	7	698	23	51	940	—	1,756
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Asset impairment	—	—	—	(196)	—	—	—	—	(196)
Foreign exchange	(1)	—	(2)	(100)	(4)	1	(163)	—	(269)
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	84	3	—	1,109	58	40	977	—	2,271
Disposals	(3)	—	—	(1,274)	(57)	—	(507)	—	(1,841)
Foreign exchange	6	1	3	181	10	—	72	—	273
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350

Net Book Value:
April 30, 2022	66	6	—	850	193	5	2,301	138	3,559
April 30, 2023	131	20	—	7,333	110	238	2,560	—	10,392

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

8.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the years ended April 30, 2023 and 2022 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2021	33	4,089	7,635	138	—	11,895
Costs expensed	—	—	—	—	191	191
Acquisition of BioStrand	—	28,459	391	—	—	28,850
Foreign exchange	—	(634)	(667)	(12)	(11)	(1,324)
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Foreign exchange	—	3,229	744	13	18	4,004
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616

Accumulated Amortization:
Balance, April 30, 2021	1	1,445	4,391	—	—	5,837
Amortization	7	398	1,577	—	31	2,013
Foreign exchange	—	(150)	(477)	—	(1)	(628)
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	7	2,710	1,477	128	92	4,414
Foreign exchange	(1)	372	665	9	10	1,055
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691

Net Book Value:
April 30, 2022	25	30,221	1,868	126	150	32,390
April 30, 2023	19	30,368	470	2	66	30,925

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

9.
GOODWILL

The goodwill was acquired as a result of the acquisitions of U-Protein, IPA Europe and, BioStrand. The changes in the value of goodwill during the year ended April 30, 2023 and 2022 are as follows:

(in thousands)	$
Balance, April 30, 2021	7,777
Foreign exchange	(677)
Acquisition of BioStrand	12,535
Balance, April 30, 2022	19,635
Foreign exchange	1,996
Asset impairment	(2,460)
Balance, April 30, 2023	19,171

Impairment testing

For annual impairment testing, goodwill is allocated to the following cash-generating units:

(in thousands)	April 30, 2023 $	April 30, 2022 $
Oss	3,109	2,823
Utrecht	4,710	4,277
BioStrand	11,352	12,535
	19,171	19,635

The recoverable amount of each cash-generating unit was based on value-in-use calculations, and determined using a five-year forecast for Utrecht and Oss and an eight-year forecast for BioStrand, followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each cash-generating unit is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the cash-generating units. The recoverable amount, growth rate assumptions and discount rates for each cash-generating unit as at April 30, 2023 and 2023 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	2023 $	2022 $	2023%	2022%	2023%	2022%
Oss	6,723	9,493	2.2%	2.0%	28.1%	14.3%
Utrecht	11,405	12,483	2.2%	2.0%	24.1%	14.3%
BioStrand	31,546	—	2.5%	—	33.1%	—

The terminal growth rates reflect the average GDP growth rate of the Netherlands and Belgium. The discount rates reflect management’s assessment of market and specific risk of the cash-generating units. Both the Oss and Utrecht cash-generating units operate in the same region and are included in the same operating segment of the Company. The cash flow forecasts include a key management assumption that future profit margins will remain stable, and is based on previous performance of the cash-generating units. The assumption for future profit margins is based on management’s review of the prior three years of performance of the cash-generating units.

During the year ended April 30, 2023, the Compay recorded an impairment loss of $2.5 million for the BioStrand CGU. The loss was recorded as a reduction in goodwill. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

10.
CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share. The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million. The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.

The changes in the value of the New Debentures during the years ended April 30, 2023 and 2022 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2021	1,531	127
Accretion expense	85	—
Conversion to shares	(304)	(24)
Balance, April 30, 2022	1,312	103
Accretion expense	3	—
Conversion to shares	(1,315)	(103)
Balance, April 30, 2023	—	—

11.
LEASES

The Company has leases for lab and office space, automobiles and one item of lab equipment. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2024	1,548
2025	1,033
2026	993
2027	989
2028	983
More than 5 years	3,849
Total minimum lease payments	9,395
Less: imputed interest	(2,128)
Total present value of minimum lease payments	7,267
Less: Current portion	(1,116)
Non-current portion	6,151

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Total cash outflow for leases during the year ended April 30, 2023 was $1.3 million (2022 - $1.0 million).

The nature of the Company’s leases by type of right-of-use asset as at April 30, 2023 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	4	0.5 - 9 years	3 years	4	—	3	2
Automobiles	6	1.5 - 4 years	2 years	—	—	6	6

Right-of-use assets

The Company reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended April 30, 2022, a significant change in the planned use of a right-of-use asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million in general & administrative expense, the full carrying value of the asset.

During the year ended April 30, 2023, the Company recorded a right-of-use asset of $6.2 million upon commencement of a new lease at the Utrecht, the Netherlands location. The lease includes an initial term of five years, and a renewal option for an additional five years. The Company has determined that it is reasonably certain to exercise the renewal option.

The changes in the value of right-of-use assets during the years ended April 30, 2023 and 2022 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2021	2,730	94	623	3,447
Additions	311	1	—	312
Acquisition of BioStrand	69	152	—	221
Lease modification	(22)	—	—	(22)
Loss on impairment	(369)	—	—	(369)
Foreign exchange	(133)	(8)	28	(113)
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,593	—	—	7,593
Disposals	(1,290)	(95)	(687)	(2,072)
Foreign exchange	196	23	36	255
Balance, April 30, 2023	9,085	167	—	9,252

Accumulated Depreciation:
Balance, April 30, 2021	1,334	27	220	1,581
Depreciation	698	23	224	945
Loss on impairment	(196)	—	—	(196)
Foreign exchange	(100)	(4)	16	(88)
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	1,109	58	198	1,365
Disposals	(1,274)	(57)	(507)	(1,838)
Foreign exchange	181	10	(151)	40
Balance, April 30, 2023	1,752	57	—	1,809

Net Book Value:
April 30, 2022	850	193	191	1,234
April 30, 2023	7,333	110	—	7,443

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the years ended April 30, 2023 and 2022 are as follows:

(in thousands)	2023 $	2022 $
Leases of low value assets	40	32
Variable lease payments	215	136
	255	168

12.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand (Note 6). The common shares were valued at $29.1 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures.

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was US $4.50.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

c)
Options

The following table summarizes stock option awards during the years ended April 30, 2023 and 2022, including the fair value determined using the Black-Scholes option pricing model:

Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 9, 2021(3)	10,000	7.72(7)	Strategic Board Members	9.42	0%	78%	0.70%	5.0 years	$0.06 million
June 13, 2021(4)	43,750	7.14(7)	Consultant	8.63	0%	78%	0.71%	3.0 years	$0.2 million
August 7, 2021(2)	45,000	9.19	Employees	9.19	0%	79%	0.80%	5.0 years	$0.3 million
January 2, 2022(1)	28,250	6.89	Directors	6.89	0%	77%	1.18%	4.0 years	$0.1 million
January 7, 2022(2)	225,000	7.94	Officers and employees	7.94	0%	77%	1.42%	5.0 years	$1.1 million
January 7, 2022(2)	113,000	7.94	Employees	7.94	0%	77%	1.42%	4.7 years	$0.5 million
January 13, 2022(5)	15,000	8.30	Officer	8.30	0%	77%	1.43%	1.0 years	$0.04 million
January 13, 2022(2)	24,000	8.30	Employees	8.30	0%	77%	1.43%	4.7 years	$0.1 million
March 11, 2022(6)	25,000	6.35	Consultant	4.67	0%	76%	1.77%	2.0 years	$0.03 million
May 15, 2022(2)	80,000	5.79	Employees	3.79	0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(1)	29,060	4.10(7)	Directors	4.10(7)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(2)	609,452	4.10(7)	Officers and employees	4.10(7)	0%	77%	3.57%	5.0 years	$2.2 million

(1)
Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(2)
Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(3)
Vesting conditions are as follows: one-third one year after grant date; one-third two years after grand date; and one-third three years after grant date.
(4)
The option vested immediately.
(5)
Vesting conditions are as follows: one-third 2 months after grant date; one-third 4 months after grant date; and one-third 6 months after grant date.
(6)
Vesting conditions are as follows: one-half 3 months after grant date; one-half 6 months after grant date.
(7)
Priced in US dollars

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the year ended April 30, 2023, the Company has recorded $1.9 million (2022 - $3.1 million) of share-based payments expense.

The changes in the stock options for the years ended April 30, 2023 and 2022 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021 (outstanding)	1,358,900	7.93	3.11
Granted	529,000	7.98	—
Exercised	(188,000)	3.26	—
Expired	(60,250)	10.75	—
Forfeited	(15,500)	20.30	—
Balance, April 30, 2022 (outstanding)	1,624,150	8.29	2.88
Granted	718,512	5.58	—
Exercised	(318,725)	3.27	—
Expired	(115,174)	9.35	—
Forfeited	(24,335)	9.45	—
Balance, April 30, 2023 (outstanding)	1,884,428	8.03	3.27
Unvested	(813,845)	5.95	4.55
Exercisable, April 30, 2023	1,070,583	9.61	2.30

Details of the options outstanding as at April 30, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Exercisable
September 24, 2023	4.75	0.40	19,000	-	19,000
November 7, 2023	4.10	0.52	20,000	-	20,000
December 31, 2023	5.00	0.67	180,000	-	180,000
January 11, 2024	5.00	0.70	60,000	-	60,000
September 1, 2025	8.50	2.34	250,000	-	250,000
January 6, 2026	20.30	2.69	210,000	-	210,000
May 9, 2026(1)	10.46	3.03	10,000	6,667	3,333
January 2, 2026	6.89	2.68	28,250	-	28,250
January 7, 2027	7.94	3.69	332,666	110,000	222,666
January 7, 2027	8.30	3.71	31,000	5,333	25,667
February 22, 2024	6.35	0.82	25,000	-	25,000
May 15, 2027	5.79	4.04	80,000	53,333	26,667
February 19, 2027(2)	5.55	3.81	29,060	29,060	-
February 19, 2028(2)	5.55	4.81	609,452	609,452	-
	8.03	3.27	1,884,428	813,845	1,070,583
(1)
Exercise price of US $7.72. The figure in the table above is translated at the April 30, 2023 rate.
(2)
Exercise price of US $4.10. The figure in the table above is translated at the April 30, 2023 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

d)
Warrants

The changes in the warrants for the years ended April 30, 2023 and 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(878,300)	3.50	—
Balance, April 30, 2023 and 2022	—	—	—

d)
Finder’s Warrants

The changes in the finder’s warrants for the years ended April 30, 2023 and 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	176,888	16.12	3.75
Exercised	(46,777)	3.50	—
Balance, April 30, 2022	130,111	21.59	3.77
Exercised	—	—	—
Balance, April 30, 2023	130,111	22.77	2.77

Details of the finder’s warrants outstanding as at April 30, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	22.77	2.77	130,111
(1)
Exercise price of US $16.81. The figure in the table above is translated at the April 30, 2023 rate.
13.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the years ended April 30, 2023 and 2022 are detailed below:

(in thousands)	2023 $	2022 $
Wages, salaries	10,433	8,600
Employee benefits	926	798
Payroll taxes	939	714
Severance	194	8
Share-based payments	1,943	3,083
	14,435	13,203

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

14.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Brad McConn, CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Chief Financial Officer, Dr. Yasmina Abdiche, former Chief Scientific Officer; and Directors of the Company. During the years ended April 30, 2023 and 2022, the compensation for key management is as follows:

(in thousands)	2023 $	2022 $
Salaries and other short-term benefits	2,632	2,531
Severance (included in salaries)	183	8
Share-based payments	986	1,388
Director compensation (included in salaries)	335	355
	4,136	4,282

At April 30, 2023, included in accounts payable and accrued liabilities is $0.9 million (April 30, 2022 - $0.4 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

15.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity of $60.6 million.

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

16.
FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2023, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

Concentration of risk:

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2023, all of the Company’s cash was held with tier one banks. Details of amounts receivable and allowances for doubtful accounts as at April 30, 2023 and 2022 are as follows:

(in thousands)	2023 $	2022 $
Amounts receivable	3,280	2,539
Allowance for doubtful accounts	(33)	(36)
Amounts receivable, net	3,247	2,503

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3548 at April 30, 2023, and the Euro and Canadian dollar, which was translated at 1.4933 at April 30, 2023. Fluctuations in the exchange rate could impact profitability.

At April 30, 2023, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros	US Dollars
(in thousands)	(€)	(US $)
Cash	2,465	2,193
Amounts receivable	1,236	679
Investment	82	—
	3,783	2,872

Accounts payable and accrued liabilities	(867)	(1,700)
Deferred acquisition payments	(336)	—
Leases	(664)	(70)
	(1,867)	(1,770)

Net	1,916	1,102

Liquidity risk:

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its obligations and to fund general and administrative costs.

Contractual cash flow requirements as at April 30, 2023 were as follows:

	< 1 year	1 - 2 years	2 - 5 years	>5 years	Total
(in thousands)	$	$	$	$	$
Accounts payable and accrued liabilities	3,386	—	—	—	3,386
Leases	1,548	1,033	2,965	3,849	9,395
Total	4,934	1,033	2,965	3,849	12,781

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

17.
INVENTORIES

Inventories as at April 30, 2023 and 2022 consist of the following:

(in thousands)	2023 $	2022 $
Supplies and parts	1,344	1,418
Antibodies	206	197
Work in process	510	—
	2,060	1,615

18.
COMMITMENTS

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The lease will have a five-year term with an optional five-year extension, and is estimated to commence January 1, 2024 at an estimated annual cost of €0.5 million indexed for inflation.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2023, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

19.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. The Company received the first disbursement of €0.2 million during the three months ended July 31, 2022.

20.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2023 and April 30, 2022, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2023 and 2022 as follows:

	Years ended April 30,
(in thousands)	2023 $	2022 $
United States of America	9,365	6,816
Europe	9,450	9,429
Canada	618	572
Australia	630	1,540
Other	602	1,007
	20,665	19,364

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2023 and 2022 as follows:

	Years ended April 30,
(in thousands)	2023 $	2022 $
Project revenue	18,677	17,356
Product sales revenue	1,747	1,652
Cryostorage revenue	241	356
	20,665	19,364

As at April 30, 2023, all deferred revenue is expected to be recognized over the next twelve months.

The Company’s non-current assets are allocated to geographic regions as of April 30, 2023 and 2022 as follows:

	April 30, 2023 $	April 30, 2022 $
North America - Corporate	89	76
North America	1,025	1,481
Belgium	40,406	41,355
Netherlands	19,501	13,265
	61,021	56,177

Geographic segmentation of the Company’s net income (loss) for the year ended April 30, 2023 and 2022 is as follows:

	Years ended April 30,
(in thousands)	2023 $	2022 $
North America - Corporate	(8,422)	(9,340)
North America	(12,601)	(11,424)
Belgium	(7,024)	(215)
Netherlands	1,487	4,270
	(26,560)	(16,709)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the year ended April 30, 2023 and 2022 is as follows:

	Years ended April 30,
Interest and accretion (in thousands)	2023 $	2022 $
North America - Corporate	39	258
North America	19	51
Belgium	20	3
Netherlands	318	107
	396	419

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

	Years ended April 30,
Amortization and depreciation (in thousands)	2023 $	2022 $
North America - Corporate	14	56
North America	720	778
Belgium	2,543	—
Netherlands	3,408	2,935
	6,685	3,769

21.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	April 30, 2023 $	April 30, 2022 $
Acquisition of building and equipment by lease	7,593	312
Settlement of convertible debentures	1,315	304
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	—	503

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2023 $
Deferred acquisition payments	1,237	(592)	—	—	27	(23)	649
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(1,337)	7,593	—	—	(444)	7,267
Total	4,004	(1,929)	7,593	(1,315)	30	(467)	7,916

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2022 $
Deferred acquisition payments	498	—	1,248	(503)	—	(6)	1,237
Convertible debentures	1,531	—	—	(304)	85	—	1,312
Leases	1,926	(962)	533	—	—	(42)	1,455
Total	3,955	(962)	1,781	(807)	85	(48)	4,004

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

22.
INCOME TAX

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of 27% (2021 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2023	2022
	$	$
Earnings (loss) before income taxes	(27,752)	(15,848)

Income taxes (recovery) on earnings before income taxes, at above basic rate	(7,493)	(3,627)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	8	322
Estimated SR&ED ITC	(198)	—
Effects of tax rate change and foreign exchange	209	12
Deferred income tax asset recognized	—	(138)
Tax rate difference by jurisdiction	948	(359)
Tax benefits not recognized	4,885	4,651
Impairment loss	602	—
Prior year tax assessments and adjustments	(420)	—
Other	267	—
Income taxes (recovery)	(1,192)	861

	2023	2022
	$	$
Current income taxes	(242)	1,390
Deferred income taxes (recovery)	(950)	(529)
Income taxes (recovery)	(1,192)	861

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2023	2022
	$	$
Other tax pools	31	(20)
Capital assets net of lease liabilities	(61)	8
Inventory and intangible assets	(7,631)	(8,093)
Recognized deferred income tax liabilities	(7,661)	(8,105)

	2023	2022
	$	$
Non-capital losses carried forward (expire from 2026 to 2039)	9,930	10,514
Other tax pools	—	1,373
Capital losses carried forward	295	194
Capital assets net of lease liabilities	20	13
Financing costs	746	979
Less: unrecognized deferred income tax asset	(10,991)	(13,073)
Unrecognized deferred income tax liabilities	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2023 and 2022

(Expressed in Canadian Dollars)

23.
SUBSEQUENT EVENTS

Subsequent to April 30, 2023, the Company entered into a lease agreement for its Victoria location. The lease is estimated to commence during the three months ended July 31, 2023, at an estimated annual cost of $0.4 million when payments begin on January 1, 2024.